CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Beijing Ranks 2nd in Sohu.com Poll

January 21st, 2009 CNW Group: CIBT Education Group Inc. (the “Company”) (NYSE Alternext & TSXV symbol: MBA) is pleased to report that its subsidiary CIBT School of Business – Beijing was recently ranked second in a listing of the “Top 10 International College Preparation Institutes in China”, from polls conducted by Sohu.com, a leading web portal in China.  CIBT received more than 200,000 votes, behind only Beijing OZ Enrolment Centre of International Education, which is the largest overseas studies agency in China.

Sohu.com conducted its survey through its website and solicited votes from millions of online users.  Sohu provides information and a network of web communities to the vast online market in China providing users with a wide selection of news and digital information.

Toby Chu, Vice-Chairman, President & CEO of CIBT commented, “We are pleased to be recognized by hundreds of thousands of online participants in this public survey for being one of the two leading international college prep institutes in China.  Our vision of delivering results to shareholders and bringing quality academic programs to our students is working.”

Results of the ranking can be found at http://survey.sohu.com/poll/view.php?poll_id=7480

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-800-574-0901 extension 318 * Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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